Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

July 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Tara Harkins
Al Pavot
Abby Adams
Irene Paik

Re:	Adagio Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 28, 2021
CIK No. 0001832038

Ladies and Gentlemen:

On behalf of Adagio Therapeutics, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated July 8, 2021 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on June 28, 2021.

The Company is concurrently filing its Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

July 16, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 28, 2021

Prospectus Summary, page 1

1.	We reissue prior comment 1 to the extent you continue to characterize ADG20 as having demonstrated an ability to “potently neutralize” SARS-CoV-2.

In response to the Staff’s comment, the Company has revised the disclosure throughout, including on pages 1, 3, 95, 113, 114, 121, 124, 127, 128, 129, 131, 138 and 139 of the Registration Statement. The Company has also clarified that ADG20’s potent neutralization has been demonstrated in non-clinical studies.

2.	We reissue comment 2 to the extent that replacing “rapid” with “near term” on pages 4 and 5 did not provide the clarification we requested in our comment.

In response to the Staff’s comment, the Company has revised the disclosure throughout, including on pages 4, 5, 114, 115, 116, 124, 132, 134 and 135 of the Registration Statement.

* * * *

Please direct any questions or further comments concerning the Registration Statement or this response letter to either the undersigned at (212) 479-6474, Ryan Sansom of Cooley LLP at (617) 937-2335 or Courtney Tygesson of Cooley LLP at (312) 881-6680.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

July 16, 2021

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Tillman U. Gerngross, Ph.D., Adagio Therapeutics, Inc.
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Roshni Banker Cariello, Davis Polk & Wardwell LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com